Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 8 DATED OCTOBER 19, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Tarpon Springs Controlled Subsidiary - Tarpon Springs, FL

On October 14, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Tarpon Springs Controlled Subsidiary”) for an initial contribution of approximately $3,030,000, which is the initial stated value of our equity interest in a new investment round in the Tarpon Springs Controlled Subsidiary (the “Tarpon Springs Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Tarpon Springs Controlled Subsidiary, for an initial contribution of approximately $27,270,000 (the “Tarpon Springs Interval Fund Investment” and, together with the Tarpon Springs Balanced II eREIT Investment, the “Tarpon Springs Investment”). The Tarpon Springs Controlled Subsidiary used the proceeds of the Tarpon Springs Investment to acquire a stabilized multifamily property totaling 236 units located at 1185 S Pinellas Ave, Tarpon Springs, FL 34689 (the “Tarpon Springs Property”). The Tarpon Springs Balanced II eREIT Investment was funded with proceeds from our Offering, and the closing of the Tarpon Springs Investment and the Tarpon Springs Property occurred concurrently.

The Tarpon Springs Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Tarpon Springs Balanced II eREIT Investment, we have authority for the management of the Tarpon Springs Controlled Subsidiary, including the Tarpon Springs Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price for the Tarpon Springs Property, paid directly by the Tarpon Springs Controlled Subsidiary.

The total purchase price for the Tarpon Springs Property was approximately $65,650,000, an average of approximately $278,000 per unit. We anticipate additional hard costs of approximately $56,000 for rebranding and miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,594,000 bringing the total projected project cost for the Tarpon Springs Property to approximately $67,300,000. To finance the acquisition of the Tarpon Springs Property, a $37,000,000 senior loan with a one (1) year term and an interest rate of LIBOR + 1.65% with one (1) year interest only was secured.

The Tarpon Springs Property was built in 2020 and has a mix of unit types and floorplans, ranging from a 718 square foot 1-bedroom to 1,309 square foot 3-bedroom/2-bath apartments. Professional third party property management will be installed to manage the Tarpon Springs Property.

The following table contains underwriting assumptions for the Tarpon Springs Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Tarpon Springs Property	5.50%	2.85%	2.48%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.